UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13 a -16 OR 15 d -16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number 1-15242

DEUTSCHE BANK CORPORATION
(Translation of Registrant’s Name Into English)

Deutsche Bank Aktiengesellschaft
Taunusanlage 12
60325 Frankfurt am Main
Germany
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Explanatory note and Exhibit

On March 28, 2024, Deutsche Bank AG published the attached exhibit. This Report on Form 6-K and the exhibit hereto are hereby incorporated by reference into Registration Statements Nos. 333-258403 and 333-278331 of Deutsche Bank AG.

We generally publish our financial results prepared in accordance with International Financial Reporting Standards (IFRS) as endorsed by the European Union, including application of portfolio fair value hedge accounting for non-maturing deposits and fixed rate mortgages with pre-payment options (“EU IFRS”, using the “EU carve-out”). Fair value hedge accounting under the EU carve-out is employed to minimize the accounting exposure to both positive and negative moves in interest rates in each tenor bucket thereby reducing the volatility of reported revenue from Treasury activities. In addition, our financial targets and capital objectives are based on our financial results prepared in accordance with EU IFRS. Exhibit 99.1 hereto presents financial information using EU IFRS.

For U.S. reporting purposes, we also prepare versions of certain of our financial reports in accordance with IFRS as issued by the International Accounting Standards Board (IASB), which does not permit use of the EU carve-out (“IASB IFRS”), but which is otherwise the same as EU IFRS. For example, our 2023 Annual Report on Form 20-F has been prepared using IASB IFRS, and the impact of the EU carve-out is described in Note 1, “Material accounting policies and critical accounting estimates – Basis of accounting – EU carve-out” to the consolidated financial statements contained therein.

Exhibit 99.1 : Key updates communicated during 1Q 2024, March 28, 2024 (EU IFRS).

Forward-looking statements contain risks

This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this report that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our 2023 Annual Report on Form 20-F filed with the SEC on March 14, 2024, in the section entitled “Risk Factors” on pages 11 through 41. Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.

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Use of Non-GAAP Financial Measures

This document and other documents we have published or may publish contain non-GAAP financial measures. Non-GAAP financial measures are measures of our historical or future performance, financial position or cash flows that contain adjustments that exclude or include amounts that are included or excluded, as the case may be, from the most directly comparable measure calculated and presented in accordance with IFRS in our financial statements. Examples of its non-GAAP financial measures, and the most directly comparable IFRS financial measures, are as follows:

Non-GAAP Financial Measure	Most Directly Comparable IFRS Financial Measure
Adjusted profit (loss) before tax, Profit (loss) before tax excluding nonoperating costs	Profit (loss) before tax

Profit (loss) attributable to Deutsche Bank shareholders and additional equity components for the segments, Profit (loss) attributable to Deutsche Bank shareholders for the segments, Adjusted profit (loss) attributable to Deutsche Bank shareholders, Profit (loss) attributable to Deutsche Bank shareholders excluding nonoperating costs

Profit (loss)
Revenues excluding specific items, Revenues on a currency-adjusted basis	Net revenues
Adjusted costs, Costs on a currency-adjusted basis, Nonoperating costs	Noninterest expenses
Cost/income ratio excluding nonoperating costs	Cost/income ratio based on noninterest expenses
Net assets (adjusted)	Total assets
Tangible shareholders’ equity, Average tangible shareholders’ equity, Tangible book value, Average tangible book value	Total shareholders’ equity (book value)

Post-tax return on average shareholders’ equity (based on Profit (loss) attributable to Deutsche Bank shareholders), Post-tax return on average tangible shareholders’ equity (based on Profit (loss) attributable to Deutsche Bank shareholders), Adjusted post-tax return on average tangible shareholders’ equity (based on adjusted profit (loss) attributable to Deutsche Bank Shareholders), Post-tax return on average shareholders’ equity excluding nonoperating costs, Post-tax return on average tangible shareholders’ equity excluding nonoperating costs

Post-tax return on total shareholders’ equity
Book value per basic share outstanding, Tangible book value per basic share outstanding	Book value per share outstanding

For descriptions of these non-GAAP financial measures and the adjustments made to the most directly comparable financial measures under IFRS, please refer to the section “Supplementary Information (Unaudited): Non-GAAP Financial Measures” on pages 430 to 437 of our 2023 Annual Report on Form 20-F.

When used with respect to future periods, non-GAAP financial measures we use are also forward-looking statements. We cannot predict or quantify the levels of the most directly comparable financial measures under IFRS that would correspond to these measures for future periods. This is because neither the magnitude of such IFRS financial measures, nor the magnitude of the adjustments to be used to calculate the related non-GAAP financial measures from such IFRS financial measures, can be predicted. Such adjustments, if any, will relate to specific, currently unknown, events and in most cases can be positive or negative, so that it is not possible to predict whether, for a future period, the non-GAAP financial measure will be greater than or less than the related IFRS financial measure.

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Deutsche Bank Aktiengesellschaft

Date: April 2, 2024

By:	_/s/ Andrea Schriber____________
Name:	Andrea Schriber
Title:	Managing Director

By:	_/s/ Joseph C. Kopec____________
Name:	Joseph C. Kopec
Title:	Managing Director and Senior Counsel

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